PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus dated January 5, 2005)	Registration No. 333-121603

€500,000,000

Federative Republic of Brazil

7.375% GLOBAL BONDS DUE 2015

Brazil will pay interest on the global bonds on February 3 of each year, commencing on February 3, 2006. The global bonds will mature on February 3, 2015.

The global bonds will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to much of Brazil’s outstanding public external indebtedness. Under these provisions, which are described in the sections entitled “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus, Brazil may amend the payment provisions of the global bonds and certain other terms with the consent of the holders of 75% of the aggregate principal amount of the outstanding global bonds.

Application will be made to list the global bonds on the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Global Bond	Total
Public offering price(1)	98.80%	€494,000,000
Underwriting discount	0.30%	€1,500,000
Proceeds, before expenses, to Brazil(1)	98.50%	€492,500,000

(1)	Plus accrued interest from February 3, 2005, if settlement occurs after that date.

The global bonds will be ready for delivery in book-entry form only through the Euroclear System or Clearstream Banking, Luxembourg, as the case may be, against payment on or about February 3, 2005.

BNP PARIBAS	Deutsche Bank

Millennium bcp investimento	Landesbank Baden-Württemberg

January 20, 2005

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Brazil has not authorized anyone else to provide you with different information. Brazil is not making an offer of these securities in any state where the offer is not permitted. You should not rely on any other information in making your investment decision.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

Brazil, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus contain all information with respect to Brazil and the global bonds that is material in the context of the issue and offering of the global bonds, and that such information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and that, to the best of Brazil’s knowledge and belief, there are no other facts the omission of which would make any such information or the expression of any such opinions and intentions materially misleading. Brazil accepts responsibility accordingly.

Prospective investors should rely on the information provided in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. No person is authorized to make any representation or give any information not contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Any such representation or information not contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus must not be relied upon as having been authorized by Brazil or the underwriters. Please see “General Information—Where You Can Find More Information” for information on the documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Brazil is not offering to sell or soliciting offers to buy any securities other than the global bonds offered under this prospectus supplement, nor is Brazil offering to sell or soliciting offers to buy the global bonds in places where such offers are not permitted by applicable law. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information Brazil has previously filed with the Securities and Exchange Commission, or the “SEC”, and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. Brazil’s economic, fiscal or political circumstances may have changed since such dates.

The global bonds described in this prospectus supplement are debt securities of Brazil being offered under registration statement no. 333-121603 filed with the SEC under the U.S. Securities Act of 1933, as amended. The accompanying prospectus is part of that registration statement. The accompanying prospectus provides you with a general description of the securities that Brazil may offer, and this prospectus supplement contains specific information about the terms of this offering and the global bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents (such as Brazil’s annual report on Form 18-K for 2003, which was filed on June 30, 2004, as amended from time to time) contain information regarding Brazil, the global bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto, and the documents incorporated therein by reference, contain additional information about Brazil and the global bonds. All of those documents may be inspected at the office of the SEC. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

References to “US$” or “$” in this prospectus supplement are to U.S. dollars; references to “R$” are to Brazilian reais; and references to “€” are to euros.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any of those restrictions. See “Underwriting” in this prospectus supplement.

Brazil is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Brazil. For more information, see “Arbitration and Enforceability” in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

Brazil has made forward-looking statements in this prospectus supplement and the accompanying prospectus. Statements that are not historical facts are forward-looking statements. These statements are based on Brazil’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Brazil undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Brazil cautions you that many factors could affect the future performance of the Brazilian economy. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Brazil;

•	the impact of changes in the credit rating of Brazil;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Brazil’s major export markets; and

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Brazil.

•	Internal factors, such as:

•	general economic and business conditions in Brazil;

•	present and future exchange rates of the Brazilian currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Brazil to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Brazilian domestic interest rates.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Federative Republic of Brazil

Title of Security	7.375% Global Bonds due 2015

Aggregate Principal Amount	€500,000,000

Maturity Date	February 3, 2015

Interest Rate	7.375% per annum

Interest Payment Dates	February 3 of each year, starting February 3, 2006

Price to Public	98.80% of the principal amount

Form

Brazil will issue the global bonds in the form of one or more book-entry securities in fully registered form, without coupons, which will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. Brazil will not issue the global bonds in bearer form.

Denominations	Brazil will issue the global bonds in denominations of €1,000 and integral multiples of €1,000.

Payment of Principal and Interest	Principal and interest on the global bonds will be payable in euros.

Status	The global bonds will rank equal in right of payment with all of Brazil’s existing and future unsecured and unsubordinated external indebtedness.

Redemption	The global bonds will not be redeemable prior to maturity and are not entitled to the benefit of any sinking fund.

Negative Pledge	The global bonds will contain certain covenants, including restrictions on the incurrence of certain liens.

Default

The global bonds will contain events of default, the occurrence of which may result in the acceleration of Brazil’s obligations under the global bonds prior to maturity upon notice by holders of at least 25% of the aggregate principal amount of the outstanding global bonds.

Collective Action Clauses

The global bonds will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to much of Brazil’s outstanding public external indebtedness and described in the accompanying prospectus. The provisions described in this prospectus supplement will govern the global bonds. These provisions are commonly referred to as “collective action clauses”. These provisions are described in the sections entitled “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Listing	Application will be made to list the global bonds on the Luxembourg Stock Exchange.

Fiscal Agent

The global bonds will be issued pursuant to a fiscal agency agreement, dated as of November 1, 1996, as amended, between Brazil and JPMorgan Chase Bank, N.A., as fiscal agent, paying agent, transfer agent and registrar.

Taxation

For a discussion of the Brazilian and United States tax consequences associated with the global bonds, see “Taxation—Brazilian Taxation” and “—United States Federal Income and Estate Taxation” in this prospectus supplement and “Debt Securities—Payment of Additional Amounts” in the accompanying prospectus. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the global bonds.

Further Issues

From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Brazilian law, Brazil may create and issue additional debt securities with the same terms and conditions as those of the global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities. See “Description of the Global Bonds—Further Issues of the Global Bonds” in this prospectus supplement.

Governing Law

The global bonds will be governed by the laws of the State of New York, except with respect to the authorization and execution of the global bonds, which will be governed by the laws of the Federative Republic of Brazil.

USE OF PROCEEDS

The net proceeds to Brazil from the sale of the global bonds will be approximately €492,380,000, after deduction of expenses estimated to be €120,000. Brazil intends to use the net cash proceeds of the offering to refinance the public debt of Brazil at a lower cost and for a longer term.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2003 on Form 18-K filed with the SEC on June 30, 2004, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On October 15, 2003, the Chamber of Deputies approved a proposed bankruptcy law that had been under consideration by the Congress for ten years, as well as changes to the tax code. On July 6, 2004, the Brazilian Senate approved an amended version of the legislation in a second round of voting, that would, among other things, (i) place a cap on claims in bankruptcy proceedings by employees for such items as unpaid wages, unused vacation time and the 40% penalty for unjust dismissals at 150 times the monthly minimum wage; (ii) give secured credits (such as those held by banks) priority over tax claims in bankruptcy proceedings; and (iii) end a “succession” doctrine that makes a purchaser of assets from a bankrupt company or from a company under judicial reorganization responsible for certain of the insolvent company’s tax and social security obligations as a consequence of the acquisition, and, in the case of a company under bankruptcy proceedings, the debtor’s labor claims. The Chamber of Deputies approved the amended legislation on December 14, 2004. The legislation must be sanctioned by President da Silva to become effective.

On August 18, 2004, the Brazilian Federal Supreme Court upheld the constitutionality of an 11% tax on retired civil servants’ pensions. However, the Supreme Court raised the level above which all pensions would be taxed to R$2,508 (which is the ceiling for retirement payments under the general social security system) per month from R$1,505 per month in the case of federal retirees and R$1,254 per month in the case of State and municipal retirees. The new threshold amount will continue to be indexed to the minimum wage. The tax was among the pension reform measures adopted in December 2003 by Constitutional Amendment No. 41 dated December 19, 2003.

On September 2, 2004, the Brazilian attorney general’s office announced that it had found evidence to suggest that as many as 137 politicians and 411 senior government and State officials had used Banestado to transfer money out of Brazil illegally. The report released by the attorney general’s office stated that as much as US$24 billion had been moved out of the country between 1996 and 1999 through Banestado and other banks. None of the politicians was identified in the report. On December 14, 2004, a congressional commission investigating alleged capital flight through Banestado released a report recommending that 91 individuals be indicted. On December 27, 2004, the congressional committee concluded its investigation without acting on the recommendations in the report.

On December 8, 2004, the Senate approved Provisional Measure No. 207 dated August 13, 2004, which elevated the Governor of the Central Bank to ministerial status. As a minister, the Governor of the Central Bank can only be tried by the Federal Supreme Court. The Chamber of Deputies had already approved the legislation on November 30, 2004. Provisional Measure No. 207 has been enacted as Law No. 11,036 dated December 22, 2004.

On November 25, 2004, more than 8,000 members of the Landless Workers Movement protested in Brasília to pressure the Government to increase funding for the expropriation and redistribution of unused farmland. Members of the movement have in recent years occupied unused farmland, giving rise to increased violence as owners have hired gunmen to protect their property. The protestors threatened additional occupations in 2005 unless the Government accelerates land reform.

On December 12, 2004, the Brazilian Democratic Movement Party (PMDB) voted to leave President da Silva’s coalition and to support its own candidate for Brazil’s 2006 presidential election. Certain pro-government members of the PMDB—including two members of President da Silva’s cabinet and 19 of the party’s 22 senators—have said that they would ignore the party’s decision to leave the coalition. The PMDB’s move followed a decision by the smaller Popular Socialist Party (PPS) on December 11, 2004 to leave President da Silva’s coalition.

On December 30, 2004, President da Silva sanctioned Law No. 11,079, which regulates public-private partnerships formed for the delivery of public services. Law No. 11,079 provides, among other things, that the contracts for such partnerships must be at least R$20 million and for a period of at least five years but not more than 35 years. On December 30, 2004, the Planning Ministry announced that it had prepared a list of 23 projects to be presented to the private sector as possible public-private partnerships.

Balance of Payments; Foreign Trade; International Reserves

In 2004, Brazil registered a trade surplus of approximately US$33.7 billion versus a trade surplus of approximately US$24.8 billion in 2003. Exports in 2004 totaled US$96.5 billion, a 32.0% increase over 2003. Imports in 2004 totaled US$62.8 billion, a 30.0% increase from the US$48.3 billion recorded in 2003. The improvement in the trade balance during 2004 resulted in a current account surplus of approximately US$11.7 billion, compared to a surplus of approximately US$4.2 billion in 2003. The accumulated balance of payments surplus was approximately US$2.2 billion in 2004, compared with an US$8.5 billion balance of payments surplus in 2003.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled US$37.8 billion on December 31, 2002, US$49.3 billion on December 31, 2003, US$50.1 billion on November 30, 2004 and US$52.9 billion on December 31, 2004. The increase in reserves during December 2004 is attributable in part to net purchases of an aggregate of US$2.6 billion in U.S. dollars that month by the Central Bank in the domestic foreign exchange market to increase international reserves.

Gross Domestic Product

Brazil’s gross domestic product (“GDP”) continued to grow for the fifth consecutive quarter. During the third quarter of 2004, GDP grew 1.0% relative to the immediately preceding quarter. The industrial sector was largely responsible for growth during the third quarter of 2004, with production rising 2.8% relative to the immediately preceding quarter. Growth in the services sector during the third quarter of 2004 rose 0.7% relative to the immediately preceding quarter, while the agricultural sector declined by 3.6% relative to the immediately preceding quarter. Household consumption rose 1.4% during the third quarter of 2004 relative to the immediately preceding quarter, and investments in manufacturing plants, machinery and capital equipment rose 6.7% relative to the immediately preceding quarter.

GDP growth during the first three quarters of 2004 reached 5.3% relative to the corresponding period in 2003, the highest growth level recorded for the first three quarters of any year since 1995. Production in the agricultural, industrial and services sector rose 5.6%, 6.3% and 3.8%, respectively, during the first three quarters of 2004 relative to the corresponding period in 2003. Household consumption rose 3.9% during the first three quarters of 2004 relative to the corresponding period in 2003, and investments in manufacturing plants, machinery and capital equipment rose 11.8% relative to the corresponding period in 2003, the highest growth level recorded for such investments for the first three quarters of any year since 1995.

In November 2004, the Brazilian Institute for Geography and Statistics also revised its preliminary estimate of GDP growth during 2003 to 0.5% from a decline of 0.2%. Growth in 2003 was greatest in the agricultural sector, which rose 4.5%. Production in the services sector rose 0.6%, while the industrial sector was flat.

Prices

The broad consumer rate index, or IPCA, rose 7.7% in 2001, 12.5% in 2002, 9.3% in 2003 and 7.6% in 2004.

The inflation rate (as measured by GPI-DS) rose 10.4% in 2001, 26.4% in 2002, 7.7% in 2003 and 12.1% in 2004.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to US$1.00 on December 31, 2002, R$2.8892 to US$1.00 on December 31, 2003, R$2.7307 to US$1.00 on November 30, 2004 and R$2.6544 to US$1.00 on December 31, 2004.

On November 24, 2004, the Central Bank announced that the Brazilian Treasury intends to purchase up to US$3 billion in the foreign exchange market through June 2005 for payments in respect of the Government’s external debt.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas was 10.6% in November 2004, compared with 12.2% in November 2003 and 10.5% in October 2004. The October 2004 unemployment rate was the lowest recorded since the Brazilian Institute for Geography and Statistics adopted a new methodology for measuring unemployment in October 2001.

On December 15, 2004, the Government announced that it intends to raise Brazil’s minimum monthly salary by 15.4% to R$300 from R$260. The increase would become effective in May 2005.

Telecommunications Services

On June 30, 2004, the Supreme Judicial Court, an appellate court in Brazil, overturned a lower court ruling that had required that the IPCA inflation index be used for purposes of the annual inflation adjustment for fixed line telephone service in 2003. The appellate court affirmed the decision of the National Telecommunications Agency (Agência Nacional de Telecomunicações or ANATEL) to use the contractually prescribed GPI-DS index for purposes of the annual adjustment for 2003. This decision would have permitted fixed-line telecommunication service providers to increase 2004 rates by as much as ten or eleven percentage points above the 6.89% adjustment approved by ANATEL for 2004. The amount of the increase to reflect the appellate court’s decision was subject to negotiations between ANATEL and the various fixed-line telecommunications service providers. On August 13, 2004, the Government announced that it would permit fixed-line telecommunications service providers to increase their 2004 rates by up to 8.7% in two installments, in September 2004 and November 2004.

Foreign Investment

In 2004, net foreign direct investment totaled approximately US$18.2 billion, compared with approximately US$10.1 billion of such investment registered in 2003.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from 16% to 16.25% on September 15, 2004, 16.75% on October 20, 2004, 17.25% on November 17, 2004, 17.75% on December 15, 2004 and 18.25% on January 19, 2005.

In September 2004, the Central Bank announced that its monetary policy would be conducted to pursue a 5.1% inflation objective in 2005. The objective differs from the 4.5% target established by the National Monetary Council for 2005. The Central Bank’s higher objective is intended to account for the continuing effects of accelerated inflation in 2004.

Public Finance

During the eleven-month period ended November 30, 2004, Brazil’s accumulated consolidated public sector primary surplus was R$84.8 billion (5.3% of GDP), compared with the R$70.3 billion (5.0% of GDP) accumulated consolidated public sector primary surplus for the corresponding period in 2003. The accumulated consolidated public sector nominal deficit for the eleven-month period ended November 30, 2004 was R$31.9 billion (2.0% of GDP), compared with the R$66.0 billion (4.7% of GDP) accumulated consolidated public sector nominal deficit for the corresponding period in 2003.

On August 6, 2004, President da Silva issued Provisional Measure No. 206, which is intended to promote domestic savings, investment and construction. The provisional measure introduced a sliding scale, effective January 1, 2005, for taxation of capital gains from fixed-income investments ranging from 22.5% for those held up to six months to 15% for those held for more than two years. The legislation would also reduce the capital gains tax on equity investments to 15% from 20%. Provisional Measure No. 206 was enacted as Law No. 11,033 dated December 21, 2004. To promote greater fixed investment, on August 6, 2004, President da Silva issued Decree No. 5,173, which reduces the rate for the industrialized products tax (IPI) on capital goods from 3.5% to 2% and increases the number of goods exempt from the tax. On August 6, 2004, President da Silva also issued Decree No. 5,172, which reduces and eventually eliminates on a gradual basis the 7% tax on health and personal insurance plans.

On September 22, 2004, the Government announced that it had raised its primary surplus target for 2004 to 4.5% of GDP from 4.25% of GDP. The Government maintained its 2005 primary surplus target of 4.25% of GDP.

On December 29, 2004, Brazil’s Congress approved the Government’s budget for 2005 in a joint session of the Chamber of Deputies and the Senate.

Public Debt

On November 30, 2004, Brazil’s net public sector debt stood at R$941.1 billion (or 51.1% of GDP). On November 30, 2004, Brazil’s consolidated net public sector external debt was R$153.8 billion.

On December 31, 2004, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$80.1 billion (9.9% of all federal debt securities), a reduction from the approximately R$161.4 billion (22.1% of all federal debt securities) of such securities on December 31, 2003. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$366.3 billion (50.1% of all federal debt securities) on December 31, 2003 to R$426.4 billion (52.5% of all federal debt securities) on December 31, 2004, while fixed rate federal debt securities increased from R$91.5 billion (12.5% of all federal debt securities) on December 31, 2003 to R$162.8 billion (20.0% of all federal debt securities) on December 31, 2004.

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In November 2004, the average tenor of Brazil’s domestic debt securities was 28.0 months, a reduction from the average tenor of 33.2 months in December 2002. The average maturity of Brazil’s domestic debt securities declined from 35.0 months in 2001 to 33.2 months in 2002 largely because of the uncertainties relating to the October 2002 national elections in Brazil (during which time the Republic was compelled to increase its issuance of short-term debt). In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of fixed-rate debt securities contributed to a further reduction of the average maturity of the Republic’s domestic debt securities, because Brazil’s fixed-rate debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies”. Of the R$812.0 billion in domestic debt securities outstanding on December 31, 2004, 46.2% were scheduled to mature on or before December 31, 2005.

On December 15, 2004, the International Monetary Fund, or the IMF, announced that it had completed its ninth review under the standby facility approved on September 6, 2002. Based on that review, the IMF made available to Brazil the next installment under the standby facility. The Government has advised the IMF that it considers the arrangement precautionary.

On November 16, 2004, the Brazilian Senate adopted Senate Resolution No. 20 dated November 16, 2004, which authorizes, among other things, (i) the issuance abroad of debt securities denominated in reais or a foreign currency and (ii) liability management through repurchases, exchanges and other transactions, including financial derivatives, in each case pursuant to the National Treasury’s Program of Securities Issuance and Management of Liabilities Abroad. The National Treasury is permitted to issue up to an aggregate of US$75 billion under this program. The proceeds of the sale of securities under this program are required to be applied to the payment of the National Treasury’s federal public debt.

Since the filing of its annual report for 2003 on Form 18-K on June 30, 2004, Brazil has completed:

•	an offering of US$750 million aggregate principal amount of its 10.5% Global Bonds due 2014 on July 14, 2004;

•	an offering of €750,000,000 aggregate principal amount of its 8.50% Notes due 2012 on September 24, 2004;

•	an offering of an additional €250,000,000 aggregate principal amount of its 8.50% Notes due 2012 on September 30, 2004;

•	an offering of US$1 billion aggregate principal amount of its 8.875% Global Bonds due 2019 on October 14, 2004; and

•	an offering of US$500 million aggregate principal amount of its 10.5% Global Bonds due 2014 on December 8, 2004.

DESCRIPTION OF THE GLOBAL BONDS

Brazil will issue the global bonds under the fiscal agency agreement, dated as of November 1, 1996, as amended, between Brazil and JPMorgan Chase Bank, N.A., as fiscal agent.

The following description is a summary of the material provisions of the global bonds and the fiscal agency agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the global bonds. Therefore, Brazil urges you to read the fiscal agency agreement and the form of global bond in making your decision on whether to invest in the global bonds. Brazil has filed a copy of these documents with the SEC and will also deposit copies of these documents at the office of the fiscal agent in New York City.

The following description of the particular terms of the global bonds offered hereby supplements and replaces any inconsistent information set forth in the description of the general terms and provisions of the debt securities set forth in the prospectus.

General Terms of the Global Bonds

The global bonds will:

•	be issued in an aggregate principal amount of €500,000,000.

•	mature at par on February 3, 2015.

•	bear interest at 7.375% from February 3, 2005, calculated on the basis of the actual number of days in respect of which payment is being made divided by the number of days from, and including, the preceding Interest Payment Date (or the issue date, in the case of the first Interest Payment Date) to, but excluding, the relevant Interest Payment Date.

•	pay interest annually in arrears in equal installments on February 3 of each year, starting on February 3, 2006, to be paid to the person in whose name the global bond is registered at the close of business on the preceding January 19.

•	be designated Type B “Collective Action Securities” under the fiscal agency agreement, and, as such, will contain provisions which are described in the sections entitled “—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus. Under these provisions, Brazil may, among other things, amend the payment provisions of the global bonds and certain other terms with the consent of the holders of 75% of the aggregate principal amount of the outstanding global bonds.

•	be direct, unconditional and general obligations of Brazil and will rank equal in right of payment with all of Brazil’s payment obligations relating to its existing and future unsecured and unsubordinated external indebtedness.

•	registered in the name of a nominee of, and deposited with, JPMorgan Chase Bank, N.A. as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System plc (“Euroclear”), and Clearstream Banking, Luxembourg, société anonyme (“Clearstream, Luxembourg”).

•	be issued in fully registered form, without coupons, in denominations of €1,000 and integral multiples of €1,000.

•	be available in definitive form only under certain limited circumstances.

•	not be redeemable prior to maturity and are not entitled to the benefit of any sinking fund.

The global bonds will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to much of Brazil’s outstanding public external indebtedness and described in the accompanying prospectus. These provisions are commonly referred to as “collective action clauses”. Under these provisions, Brazil may amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds. Additionally, if an event of default has occurred and is continuing, the global bonds may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding global bonds. Those provisions are described in the sections entitled “—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Payment of Principal and Interest

As long as the global bonds are in the form of fully registered book-entry securities, registered in the name of a common depositary for Euroclear and Clearstream, Luxembourg or a nominee of such common depositary, Brazil will make payments of principal and interest on the global bonds in euros to the common depositary (or nominee thereof) as the registered holder. Payments in respect of the global bonds held through Euroclear and Clearstream, Luxembourg will be credited to the accounts of Euroclear and Clearstream, Luxembourg participants in accordance with the relevant system’s rules and procedures. Neither Brazil nor the paying agent will have any responsibility or liability for any aspect of the records of, or payments made by, the common depositary, Euroclear or Clearstream, Luxembourg.

If the global bonds are issued in definitive form and your name is listed as the registered holder of a global bond in the security register maintained by the fiscal agent, Brazil will make its interest and principal payments to you by wire transfer if:

•	you own at least €1,000,000 aggregate principal amount of the global bonds;

•	not less than 15 days before the payment date, you notify the fiscal agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions; and

•	with respect to principal payments, you surrender the global bonds at the corporate trust office of the fiscal agent or at the offices of the other paying agents that Brazil appoints pursuant to the fiscal agency agreement.

If Brazil does not pay interest by wire transfer as described above for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the fiscal agent on the applicable record date.

If any date for an interest or principal payment is a day on which the law at the place of payment permits or requires banking institutions to close, Brazil will make the payment on the next banking day at such place. Brazil will treat such payments as if they were made on the due date, and no interest on the global bonds will accrue as a result of this delay in payment.

If any money that Brazil pays to the fiscal agent for the payment of principal of or interest on the global bonds is not claimed at the end of two years after the principal or interest was due and payable, the fiscal agent will repay the money to Brazil. After any such repayment, the fiscal agent will not be liable with respect to the payments. However, Brazil’s obligations to pay the principal of and interest on the global bonds as they become due will not be affected by such repayment. The global bonds will become void unless presented for payment within five years after the maturity date (or a shorter period if provided by applicable law).

Foreign Currency Risks

An investment in a security denominated in a currency other than the currency of the country in which a holder of global bonds is resident or the currency in which the holder conducts its business or activities may present currency-related risks not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the euro and the possibility of the imposition or modification of foreign exchange controls with respect to the euro and the home currency. Such risks generally depend on events over which Brazil has no control, such as economic and political events and the supply of and demand for the euro and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the global bonds. Depreciation of the euro against the relevant home currency could result in a decrease in the effective yield of a particular security below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisers as to the risks involved in an investment in the global bonds.

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to the global bonds:

(a) a default by Brazil in any payment of principal of or interest on the global bonds which continues for 30 days after such payment was due;

(b) a default which is materially prejudicial to the interests of the holders of the global bonds in the performance of any other obligation under the global bonds which continues for 30 days after the holder of any global bonds provided to the fiscal agent written notice requiring this default be remedied;

(c) an acceleration of any aggregate principal amount of public external indebtedness of Brazil, which exceeds US$25,000,000 (or its equivalent in any other currency), by reason of an event of default arising from Brazil’s failure to make any payment of principal or interest under this public external indebtedness when due;

(d) a failure of Brazil to make any payment in respect of the public external indebtedness of Brazil in an aggregate principal amount in excess of US$25,000,000 (or its equivalent in any other currency) when due (as such date may be extended by virtue of any applicable grace period or waiver), which continues for 30 days after the holder of any global bonds provided to the fiscal agent written notice requiring this default be remedied;

(e) a declaration by Brazil of a moratorium with respect to the payment of principal of or interest on public external indebtedness of Brazil which does not expressly exclude the global bonds and which is materially prejudicial to the interests of the holder of the global bonds; or

(f) a denial or repudiation by Brazil of its obligations under the global bonds.

If an event of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding global bonds may, by notice to the fiscal agent, declare all the global bonds to be due and payable immediately. Holders of global bonds may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the global bonds will be immediately due and payable on the date Brazil receives written notice of the declaration, unless

Brazil has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding global bonds may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Paying Agents and Transfer Agents

Until the global bonds are paid, Brazil will maintain a paying agent in New York City. Brazil has initially appointed JPMorgan Chase Bank, N.A. to serve as its paying agent and transfer agent in New York City. Brazil has also appointed JPMorgan Chase Bank, N.A., London Branch, to serve as its paying agent and transfer agent in London, England.

In addition, so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, Brazil will maintain a paying agent and transfer agent in Luxembourg. Brazil has initially appointed J.P. Morgan Bank Luxembourg S.A. to serve as its Luxembourg paying agent and transfer agent.

Brazil may at any time appoint new paying agents and transfer agents. Brazil will promptly provide notice (as described under “—Notices”) of the termination or appointment of, or of any change in the office of, any paying agent or transfer agent.

Definitive Securities

Brazil will issue global bonds in definitive form in exchange for the book-entry securities only if:

•	Euroclear or Clearstream, Luxembourg notifies Brazil that it is unwilling, unable or no longer qualified to continue to act as depositary and Brazil does not appoint a successor depositary within 90 days;

•	at any time Brazil decides it no longer wishes to have all or part of the global bonds represented by a book-entry security; or

•	an event of default has occurred and is continuing with respect to the global bonds.

If Brazil issues definitive securities, they will have the same terms and authorized denominations as the book-entry security. You may present definitive securities for transfer, exchange or payment at the corporate trust office of the fiscal agent in New York City, at the office of the fiscal agent’s affiliate in London, England or at the office of the Luxembourg paying agent and transfer agent, according to the procedures in the fiscal agency agreement, and, in the case of definitive securities presented for payment, principal and interest thereon will be payable at the offices of the fiscal agent in New York City, the fiscal agent’s affiliate in London, England or the Luxembourg paying agent and transfer agent, provided that interest thereon may be paid by check mailed to the registered holders of definitive securities. In the case of a transfer of part of a definitive security, the registrar or transfer agent will issue a new definitive security to the transferee and a second definitive security in respect of the balance of the definitive security to the transferor. Definitive securities presented for transfer must be accompanied by an executed instrument of assignment and transfer, copies of which are available at the office of the Luxembourg transfer agent. You will not be charged a fee for the registration of transfers or exchanges of definitive securities. You may, however, be charged for any stamp, tax or other governmental charge that must be paid in connection with the transfer, exchange or registration. Brazil, the fiscal agent and any other agent of Brazil may treat the person in whose name any definitive security is registered as the owner of such security for all purposes.

If any definitive security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the definitive security or the evidence of its loss, theft or destruction to the fiscal agent, its affiliate in London, England or the Luxembourg transfer agent. Brazil and the fiscal agent may require you to sign an indemnity under which you agree to pay Brazil, the fiscal agent or any other agent of Brazil for any losses that they may suffer relating to the definitive security that was mutilated, destroyed, stolen or lost. Brazil and the fiscal agent may also require you to present other documents or proof. After you deliver these documents, if neither Brazil nor the fiscal agent have notice that a bona fide purchaser has acquired the definitive security you are exchanging, Brazil will execute, and the fiscal agent will authenticate and deliver to you, a substitute definitive security with the same terms as the definitive security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost definitive security.

Notices

Brazil will publish notices to the holders of the global bonds in a leading newspaper having general circulation in London and New York. Brazil expects that it will make such publication in the Financial Times and The Wall Street Journal. So long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, Brazil will also publish notices to the holders of the global bonds in a leading newspaper having general circulation in Luxembourg. Brazil expects that it will initially make such publication in the Luxemburger Wort. If publication in a leading newspaper in Luxembourg is not practicable, Brazil will publish such notices in one other leading English language daily newspaper with general circulation in Europe. Brazil will consider a notice to be given on the date of its first publication.

In the case of the book-entry securities, notices also will be sent to Euroclear and Clearstream, Luxembourg or their respective nominees as the holders thereof.

Further Issues of the Global Bonds

From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Brazilian law, Brazil may create and issue additional debt securities with the same terms and conditions as those of the global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities. Brazil may also consolidate the additional debt securities to form a single series with the outstanding global bonds.

Amendments and Waivers

Brazil, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the global bonds with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding global bonds that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding global bonds.

However, the holders of not less than 75% in aggregate principal amount of the outstanding global bonds, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the global bonds that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the global bonds;

•	reduce the principal amount of the global bonds;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the global bonds;

•	reduce the interest rate of the global bonds;

•	change the currency in which any amount in respect of the global bonds is payable or the place or places in which such payment is to be made;

•	permit early redemption of the global bonds;

•	change the definition of “outstanding” with respect to the global bonds;

•	change Brazil’s obligation to pay any additional amounts;

•	change the governing law provision of the global bonds;

•	change Brazil’s appointment of an agent for the service of process, agreement not to raise certain defenses based on its sovereign immunity or agreement to submit to arbitration in respect of disputes relating to the global bonds;

•	change the status of the global bonds, as described under “Debt Securities—Status of the Debt Securities” in the prospectus;

•	in connection with an offer to acquire all or any portion of the global bonds, amend any event of default under the global bonds; or

•	reduce the proportion of the principal amount of the global bonds that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the global bonds; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

We refer to the above subjects as “reserved matters”. A change to a reserved matter, including the payment terms of the global bonds, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding global bonds) agrees to the change.

If both Brazil and the fiscal agent agree, they may, without your consent, modify, amend or supplement the fiscal agency agreement or the global bonds for the purpose of:

•	adding to the covenants of Brazil;

•	surrendering any right or power conferred upon Brazil;

•	securing the global bonds pursuant to the requirements of the global bonds or otherwise;

•	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the global bonds; or

•	amending the fiscal agency agreement or the global bonds in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of the global bonds in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of the global bonds.

For purposes of determining whether the required percentage of holders of global bonds is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, the global bonds or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the global bonds, global bonds owned, directly or indirectly, by Brazil or any public sector instrumentality of Brazil will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only global bonds that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco Central do Brasil, any department, ministry or agency of the federal government of Brazil or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Brazil or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Please refer to the section entitled “Meetings and Amendments” in the prospectus for information on the procedures for convening and conducting meetings of the holders of global bonds.

GLOBAL CLEARANCE AND SETTLEMENT

Brazil has obtained the information in this section from sources it believes to be reliable, including from Euroclear and Clearstream, Luxembourg, and Brazil takes responsibility for the accurate reproduction of this information. Brazil takes no responsibility, however, for the accuracy of this information. Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Brazil nor the fiscal agent will be responsible for Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Brazil or the fiscal agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

Procedures

The underwriters expect to deliver the global bonds in book-entry form through the facilities of Euroclear and Clearstream, Luxembourg against payment in immediately available funds in euros.

The distribution of the global bonds will be cleared through Euroclear and Clearstream, Luxembourg. The Depository Trust Company will not be involved in the clearance or settlement of the global bonds. Any secondary market trading of book-entry interests in the global bonds will take place through Euroclear and Clearstream, Luxembourg participants and will settle in same-day funds. Owners of book-entry interests in the global bonds will receive payments relating to their global bonds in euros as set forth in the section entitled “Description of the Global Bonds—Payment of Principal and Interest” in this prospectus supplement.

Transfers Within and Between Euroclear and Clearstream, Luxembourg

Since the purchaser determines the place of delivery, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be on the desired value date. Although Euroclear and Clearstream, Luxembourg have agreed to the following procedures in order to facilitate transfers of interests in the book-entry security among participants of Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither Brazil nor the fiscal agent will have any responsibility for the performance by Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the global bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds.

TAXATION

Brazilian Taxation

The following is a summary of certain Brazilian federal income taxation considerations that may be relevant to a prospective non-Brazilian investor in the global bonds. The summary is based on Brazilian laws, rules and regulations in effect on the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect. This summary is not intended to constitute a complete analysis of the Brazilian income tax consequences to non-residents of Brazil of the purchase, receipt, ownership or disposition of the global bonds. This summary does not describe any of the tax consequences that may be applicable to residents of Brazil.

Prospective purchasers of the global bonds should consult their own tax advisors to determine the tax consequences arising from the purchase, ownership and disposition of the global bonds.

Unless a non-Brazilian holder of a global bond has some connection with Brazil other than the mere holding of a global bond or the receipt of principal or interest in respect of a global bond, payments of interest and principal on a global bond to that non-Brazilian holder will be made free and clear of, and without deduction for or on account of, Brazilian taxes.

Capital gains resulting from any trades of global bonds effected between or in respect of accounts maintained by or on behalf of non-residents of Brazil will not be subjected to Brazilian income tax or other Brazilian taxes if these non-residents have no connection with Brazil other than as holders of an interest in the global bonds.

Payments of interest and principal on the global bonds to, and any gain realized upon the disposition of global bonds by, non-Brazilian holders of global bonds will not be subject to Brazilian estate tax.

United States Federal Income and Estate Taxation

The following is a summary of certain United States federal income and estate tax considerations that may be relevant to a beneficial owner of a global bond who purchases the global bonds in the offering at the offering price. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change at any time, perhaps with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary.

This summary deals only with beneficial owners that hold the global bonds as capital assets as defined in the United States federal tax laws. This summary does not address tax considerations applicable to special classes of holders, such as:

•	dealers in securities or currencies, certain securities traders, banks, tax-exempt organizations and life insurance companies;

•	traders in securities that elect to mark to market;

•	persons that hold global bonds as part of a hedging transaction or a position in a straddle or conversion transaction; and

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar.

Prospective purchasers of global bonds should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the ownership of global bonds.

Definition of United States Holder

A “United States Holder” is a beneficial owner of global bonds who or that is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of that trust and one or more United States persons have the authority to control all substantial decisions of the trust.

United States Holders

The following discussion applies to you if you are a United States Holder.

Payments of Interest

Stated interest on a global bond will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the United States Holder’s method of accounting for tax purposes. If you use the cash method of tax accounting, the amount of interest income you will realize will be the U.S. dollar value of the euro payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you use the accrual method of tax accounting, the amount of interest income you realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the portion of the period within the taxable year). Alternatively, an accrual method United States Holder may elect to translate all interest income on foreign currency denominated bonds at the spot rate in effect on the last day of the accrual period in the taxable year or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of an interest payment in euros if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on a global bond. Generally, any gain or loss realized by a United States Holder on a subsequent conversion or disposition of euros will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest paid by Brazil on the global bonds will constitute income from sources outside the United States and under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States Holder under the United States federal income tax laws.

Purchase, Sale, Redemption and Retirement of the Global Bonds

A United States Holder will generally recognize capital gain or loss on the sale, redemption or retirement of a global bond equal to the difference between the amount realized (not including any amounts attributable to accrued but unpaid interest) on the sale, redemption or retirement and the holder’s tax basis in the global bond. That capital gain or loss will be long-term capital gain or loss if the global bond was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. The ability of a United States Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a United States Holder on the sale, redemption or retirement of a global bond generally will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

A United States Holder’s adjusted tax basis in a global bond will generally be its cost. If you purchase a global bond with euros, your tax basis will be the U.S. dollar value of the euro purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the global bond is traded on an established securities market and you use the cash method of tax accounting, or you use the accrual method of tax accounting and you make a special election, you will determine the U.S. dollar value of the cost of the global bond by translating the amount of the euros that you paid for the global bond at the spot rate of exchange on the settlement date.

A United States Holder that receives euros upon the sale or other disposition of a global bond will realize an amount equal to the U.S. dollar value of the euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A United States Holder will have a tax basis in the euros received equal to the U.S. dollar amount realized. Generally, any gain or loss realized by a United States Holder on a subsequent conversion or disposition of euros will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

If you use the accrual method of tax accounting and you make the election described above to determine the cost basis or amount realized in respect of a global bond traded on an established securities market, you must apply it consistently to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You cannot change the election without the consent of the Internal Revenue Service.

Non-United States Holders

The following discussion applies to you if you are not a United States person for United States federal income tax purposes (a “Non-United States Holder”).

Interest on the Global Bonds

Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to United States federal income tax, including withholding tax, on payments of interest unless that holder:

•	is an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the United States federal tax laws; or

•	has an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

Disposition of the Global Bonds

Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to United States federal income tax on any capital gain realized on the sale or exchange of the global bonds unless:

•	that gain or income is effectively connected with the conduct by that Non-United States Holder of a trade or business within the United States; or

•	in the case of a Non-United States Holder who is an individual, that Non-United States Holder is present in the United States for a total of 183 days or more during the taxable year in which that gain or income is realized, and either:

•	that gain is attributable to an office or fixed place of business maintained in the United States by that Non-United States Holder; or

•	that Non-United States Holder has a tax home in the United States.

Estate Tax

The global bonds will be treated as situated outside the United States for purposes of the United States federal estate tax. Thus, for purposes of that tax, the global bonds will not be included in the gross estate of an individual in the case of a nonresident of the United States who was not a citizen of the United States at the time of death if income on the global bonds would not have been effectively connected with a United States trade or business at the time of the individual’s death.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal of and interest on the global bonds to non-corporate United States Holders if those payments are made within the United States or by or through a custodian or nominee that is a United States Controlled Person, as defined below. Backup withholding will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns. Payments of principal and interest to beneficial owners who are Non-United States Holders generally will not be subject to information reporting and backup withholding, but those holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on United States Internal Revenue Service Forms W-8BEN.

The payment of proceeds of a sale or redemption of global bonds effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments or proceeds of a sale or redemption effected at a foreign office of a broker that is a United States Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is not a United States Holder (and has no actual knowledge or reason to know to the contrary) or the holder or beneficial owner otherwise establishes an exemption.

A payment to a foreign partnership is treated, with some exceptions, for backup withholding purposes as a payment directly to the partners, so that the partners are required to provide any required certifications. If you hold a global bond through a partnership or other pass-through entity, you should consult your own tax advisors regarding the application of these rules to your situation.

A “United States Controlled Person” is:

•	a United States person (as defined in the United States Treasury regulations);

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which United States persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a holder of a global bond generally will be allowed as a refund or a credit against the holder’s United States federal income tax liability as long as the holder provides the required information to the Internal Revenue Service.

UNDERWRITING

Brazil and the underwriters for the offering named below have entered into an underwriting agreement dated January 20, 2005 with respect to the global bonds. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of the global bonds indicated in the following table:

Underwriter	Principal Amount

BNP Paribas	€240,000,000
Deutsche Bank AG London	€240,000,000
BCP Investimento-Banco Comercial Português de Investimento, SA	€10,000,000
Landesbank Baden-Württemberg	€10,000,000

Total	€500,000,000

Global bonds sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement, plus accrued interest from February 3, 2005, if settlement occurs after that date. If all global bonds are not sold at such public offering price, the underwriters may change the offering price and the other selling terms.

The global bonds are a new issue of securities with no established trading market. Brazil has been advised by the underwriters that the underwriters intend to make a market in the global bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the global bonds.

The global bonds are offered for sale in those jurisdictions where it is legal to make such offers. Only offers and sales of the global bonds in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the accompanying prospectus must be delivered, are made pursuant to the registration statement, of which the prospectus, as supplemented by this prospectus supplement, forms a part.

In connection with the offering, the underwriters may purchase and sell the global bonds in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of global bonds than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the global bonds while the offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased global bonds sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the global bonds. As a result, the price of the global bonds may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

The underwriters are relying on an exemption obtained from the SEC from Rule 101 of Regulation M under the U.S. Securities Exchange Act of 1934, as amended, with respect to the trading activities of the underwriters and certain of their affiliates in connection with the offering.

The underwriters represent, warrant and agree that they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by them in relation to the global bonds in, from or otherwise involving the United Kingdom.

Brazil estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately €120,000.

Purchasers of the global bonds may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the price to the public set forth on the cover of this prospectus supplement.

The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform various financial advisory, commercial banking and investment banking services for Brazil. These transactions and services are carried out in the ordinary course of business.

Brazil has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

VALIDITY OF THE GLOBAL BONDS

The validity of the global bonds will be passed upon for Brazil by Manoel Felipe Rêgo Brandão, the Procurador-Geral da Fazenda Nacional (Attorney General of the National Treasury) or another duly authorized Attorney of the National Treasury and by Arnold & Porter LLP, New York, New York, United States counsel to Brazil, and for the underwriters by Sullivan & Cromwell LLP, New York, New York, United States counsel to the underwriters, and Pinheiro Neto Advogados, São Paulo, SP, Brazil, Brazilian counsel to the underwriters.

As to all matters of Brazilian law, Arnold & Porter LLP may rely on the opinion of the Attorney General of the National Treasury (or such other Attorney of the National Treasury), and Sullivan & Cromwell LLP may rely on the opinion of Pinheiro Neto Advogados. As to all matters of United States law, the Attorney General of the National Treasury (or such other Attorney of the National Treasury) may rely on the opinion of Arnold & Porter LLP, and Pinheiro Neto Advogados may rely on the opinion of Sullivan & Cromwell LLP. Certain statements with respect to matters of Brazilian law in this prospectus supplement and the prospectus have been passed upon by the Attorney General of the National Treasury or another duly authorized Attorney of the National Treasury, and are made upon his authority.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included in this prospectus supplement which is identified as being derived from a publication of, or supplied by, Brazil or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Brazil. All other information in this prospectus supplement is included as a public official statement made on the authority of Antonio Palocci Filho, Minister of Finance.

GENERAL INFORMATION

Due Authorization

Brazil has authorized the creation and issue of the global bonds pursuant to Senate Resolution No. 20 of the Federal Senate of Brazil dated November 16, 2004, enacted pursuant to Article 52 of the Constitution of the Federative Republic of Brazil.

Listing and Listing Agent

Application will be made to list the global bonds on the Luxembourg Stock Exchange. The Luxembourg listing agent is J.P. Morgan Bank Luxembourg S.A., 5 Rue Plaetís, L-2338 Luxembourg.

Litigation

Neither Brazil nor any governmental agency of Brazil is involved in any litigation or arbitration or administrative proceeding relating to claims or amounts which are material in the context of the issue of the global bonds and which would materially and adversely affect Brazil’s ability to meet its obligations under the global bonds and the fiscal agency agreement with respect to the global bonds. No such litigation or arbitration or administrative proceeding is pending, or, so far as Brazil is aware, threatened.

Documents Relating to the Global Bonds

Copies of the fiscal agency agreement and the form of global bond may be inspected during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the specified offices of the fiscal agent and paying agents.

Where You Can Find More Information

Brazil has filed its annual report for 2003 on Form 18-K (except for certain exhibits) with the SEC. You may request copies of this annual report, including its various exhibits and amendments filed from time to time, by contacting the Brazilian Embassy, 3006 Massachusetts Avenue, N.W., Washington, DC 20008, Attn: Finance Section (telephone: (202) 238-2745). Brazil’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

The annual report for 2003 on Form 18-K, each additional amendment to that annual report and each subsequent annual report on Form 18-K that Brazil files with the SEC after the date of this prospectus supplement but before the end of the offering of the global bonds are considered part of and incorporated by reference in this prospectus supplement. You may obtain a copy of all such documents, free of charge, at the office of the listing agent in Luxembourg.

Information on Brazil

For so long as any global bonds are listed on the Luxembourg Stock Exchange, copies of the most recent monthly press releases of the Central Bank of Brazil in the English language relating to fiscal policy, the foreign sector and monetary policy, or if such monthly press releases cease to be published, comparable economic information of the Central Bank of Brazil, and any document incorporated by reference in this prospectus supplement may be obtained free of charge at the office of the listing agent for the global bonds and at the office of the fiscal agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

Clearing

The global bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg (Common Code: 021122963; ISIN: XS0211229637).

PROSPECTUS

FEDERATIVE REPUBLIC OF BRAZIL

$10,000,000,000

Debt Securities

Warrants

Brazil may offer up to $10,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities with or without warrants or other similar securities to purchase, sell or exchange debt securities.

Brazil may offer any combination of debt securities and/or warrants from time to time in one or more offerings. Brazil will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Brazil may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Brazil has not authorized anyone to provide you with different or additional information. Brazil is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is January 5, 2005.

WHERE YOU CAN FIND MORE INFORMATION

Brazil voluntarily files annual reports with the Securities and Exchange Commission, or the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Brazil, and may be accompanied by exhibits. You may read and copy any document Brazil files with the SEC at the SEC’s public reference room in Washington, D.C. Brazil’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to www.sec.gov.

The SEC allows Brazil to “incorporate by reference” the information Brazil files with it. This means that Brazil can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Brazil incorporates by reference the following documents:

♦	Brazil’s Annual Report on Form 18-K for the year ended December 31, 2003; and

♦	All amendments to Brazil’s Annual Report on Form 18-K for the year ended December 31, 2003 filed prior to the date of this prospectus.

Brazil also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Brazil files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing or calling the Embassy of Brazil at the following address:

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Attn: Finance Section

(202) 238-2745

DATA DISSEMINATION

Brazil is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or “SDDS”, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released, the so-called “Advance Release Calendar”. For Brazil, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/sddscountrycategorylist/?strcode=BRA. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator”, and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Brazil will use the net proceeds from the sale of the securities for the general purposes of Brazil, including the refinancing of domestic and external indebtedness of Brazil.

DEBT SECURITIES

Brazil may issue debt securities, with or without warrants, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Brazil and a fiscal agent. The prospectus supplement that relates to your series of debt securities will identify the fiscal agent and any other paying agent that Brazil has appointed for your series of debt securities. The prospectus supplement relating to your series of debt securities will also describe the financial terms and other specific terms of your series of debt securities. If the terms or conditions described in the prospectus supplement that relate to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Definitions” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

♦	the specific title or designation of the debt securities;

♦	the principal amount of the debt securities;

♦	the price of the debt securities;

♦	the stated maturity date on which Brazil agrees to repay principal;

♦	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

♦	the dates on which any interest payments are scheduled to be made;

♦	the date or dates from which any interest will accrue;

♦	the record dates for any interest payable on an interest payment date;

♦	whether and under what circumstances and terms Brazil may redeem the debt securities before maturity;
♦	whether and under what circumstances and terms the holders of the debt securities may opt to have their respective debt securities prepaid;

♦	whether and under what circumstances the debt securities will be entitled to the benefit of a sinking fund or other similar arrangement;

♦	whether and under what circumstances and terms the holders of the debt securities may opt to obligate Brazil to repurchase or exchange their respective securities, either pursuant to an option that is included in the debt securities or that is or becomes separately tradable following their issuance;

♦	the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

♦	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

♦	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and, if so, how any such amount will be determined;

♦	whether the debt securities will be issued upon the exchange or conversion of other debt securities and, if so, the specific terms relating to this exchange or conversion;

♦	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

♦	whether the debt securities will be listed and, if listed, the stock exchange on which these debt securities will be listed;

♦	whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”); and

♦	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States federal or Brazilian income tax consequences and special considerations applicable to that particular series of debt securities.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Brazil. After the return of these moneys to Brazil, the holder of this debt security may look only to Brazil for any payment.

Brazil may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Brazil and is not a trustee for the holders of the debt securities.

Status of the Debt Securities

The debt securities will be direct, unconditional and general obligations of Brazil. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Brazil. Brazil has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

The debt securities of any series will rank at least equally in right of payment with all other existing and future payment obligations relating to External Indebtedness.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

♦	only in fully registered form;

♦	without interest coupons; and

♦	in denominations of $1,000 and greater multiples.

Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, the principal of the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent upon surrender of the debt securities. Unless otherwise specified in the applicable prospectus supplement, the interest on the debt securities will be payable in U.S. dollars when due by check mailed to the registered holders of the debt securities on the related record date at their registered addresses.

The register of holders of debt securities will be kept at the New York office of the fiscal agent.

Negative Pledge

Brazil undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Security Interest in any of its present or future revenues or properties to secure any Public External Indebtedness of Brazil, unless:

♦	the debt securities of that series are secured equally and ratably with that Public External Indebtedness; or

♦	the debt securities of that series have the benefit of another security, guarantee, indemnity or other arrangement as approved by the holders of the debt securities of that series as provided under the heading “Meetings and Amendments” below.

Notwithstanding the foregoing, Brazil may create or permit to subsist:

♦	Security Interests created prior to the date of issuance of the debt securities of a particular series, including renewals or refinancings of those Security Interests, provided, however, that any renewal or refinancing of any those Security Interests secures only the renewal or extension of the original secured financing;

♦	Security Interests created or contemplated under the agreements (as they may be amended from time to time) implementing the 1992 Financing Plan and explanatory communications relating to the 1992 Financing Plan and implementing documentation for the 1992 Financing Plan, including Security Interests to secure obligations under the Collateralized Bonds;

♦	Security Interests securing Public External Indebtedness of the Republic issued upon surrender or cancellation of any of the Collateralized Bonds or the principal amount of any Indebtedness of the Republic outstanding as of April 14, 1994, in each case, to the extent those Security Interests are created to secure that Public External Indebtedness on a basis comparable to the Collateralized Bonds;

♦	Security Interests securing Public External Indebtedness incurred or assumed by the Republic in connection with a Project Financing, provided, that the property over which those Security Interests are granted consists solely of assets or revenues of the project for which the Project Financing was incurred;

♦	Security Interests securing Public External Indebtedness which

à	is issued by the Republic in exchange for secured debt of Brazilian public sector bodies (other than Brazil), and;

à	is in an aggregate principal amount outstanding that does not exceed $25,000,000 (or its equivalent in any other currency); and

♦	Security Interests securing Public External Indebtedness incurred or assumed by the Republic to finance or refinance the acquisition of the assets in which those Security Interests have been created or permitted to subsist.

Definitions

“1992 Financing Plan” means the Federative Republic of Brazil 1992 Financing Plan dated December 29, 1992 sent to the international banking community with the communication dated December 29, 1992 from the Minister of Finance of Brazil.

“Collateralized Bonds” means the collateralized bonds issued under the agreements (as they may be amended from time to time) implementing the 1992 Financing Plan.

“External Indebtedness” means any Indebtedness for money borrowed which is payable by its terms or at the option of its holder in any currency other than Brazilian currency (other than any such Indebtedness that is originally issued within Brazil).

“Indebtedness” means all unsecured, unsubordinated obligations of Brazil in respect of money borrowed and guarantees given by Brazil in respect of money borrowed by others.

“Public External Indebtedness” means any Public Indebtedness which is payable by its terms or at the option of its holder in any currency other than Brazilian currency (other than such Public Indebtedness that is originally issued within Brazil); settlement of original issuance by delivery of Public Indebtedness (or the instruments evidencing such Public Indebtedness) within Brazil shall be deemed to be original issuance within Brazil.

“Public Indebtedness” means any payment obligation, including any contingent liability, of any person arising from bonds, debentures, notes or other securities which:

♦	are, or were intended at the time of issuance to be, quoted, listed or traded on any securities exchange or other securities market (including, without limiting the generality of the foregoing, securities eligible for sale pursuant to Rule 144A under the United States Securities Act of 1933 (or any successor law or regulation of similar effect)); and

♦	have an original maturity of more than one year or are combined with a commitment so that the original maturity of one year or less may be extended at the option of Brazil to a period in excess of one year.

“Project Financing” means any financing of all or part of the costs of the acquisition, construction or development of any project and the person or persons providing such financing expressly agree to limit their recourse to the project financed and the revenues derived from such project as the principal source of repayment for the moneys advanced.

“Security Interest” means any lien, pledge, mortgage, security interest or other encumbrance.

Default

Any of the following events will be an event of default with respect to any series of debt securities:

(a) a default by Brazil in any payment of principal of or interest on any debt securities of any series, which continues for 30 days after such payment was due;

(b) a default which is materially prejudicial to the interests of the holders of the debt securities of that series in the performance of any other obligation under the debt securities of that series, which continues for 30 days after the holder of any debt securities of that series provided to the fiscal agent written notice requiring this default be remedied;

(c) an acceleration of any aggregate principal amount of Public External Indebtedness of Brazil, which exceeds $25,000,000 (or its equivalent in any other currency), by reason of an event of default arising from Brazil’s failure to make any payment of principal or interest under this Public External Indebtedness when due;

(d) a failure of Brazil to make any payment in respect of the Public External Indebtedness of Brazil in an aggregate principal amount in excess of $25,000,000 (or its equivalent in any other currency) when due (as such date may be extended by virtue of any applicable grace period or waiver), which continues for 30 days after the holder of any debt securities of that series provided to the fiscal agent written notice requiring this default be remedied;

(e) a declaration by Brazil of a moratorium with respect to the payment of principal of or interest on Public External Indebtedness of Brazil which does not expressly exclude the debt securities of that series and which is materially prejudicial to the interests of the holders of the debt securities of that series; or

(f) a denial or repudiation by Brazil of its obligations under the debt securities of that series.

Acceleration of Maturity

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

If an event of default described above occurs, each holder of debt securities of any series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable; however, if an event of default described in clause (b), (c) or (d) above occurs (unless an event of default described in clause (a), (e) or (f) occurs at the time of receipt of the notice declaring the debt securities of that series due and payable), then any notice declaring the debt securities of that series due and payable becomes effective only when the fiscal agent has received these notices from holders of at least 10% in principal amount of all debt securities of that series then outstanding. Debt securities held directly by Brazil or on its behalf shall not be considered “outstanding” for this purpose.

Holders of debt securities may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

If an event of default described in clause (a), (e) or (f) above ceases to continue, then each holder of debt securities of that series, which has declared its debt securities immediately due and payable, may rescind and annul this declaration. If an event of default described in clause (b), (c) or (d) above ceases to continue and no event of default described in clause (a), (e) or (f) above has occurred and is continuing, then all of the declarations that the debt securities are immediately due and payable may be rescinded and annulled by the affirmative vote of the holders of that series as provided under the heading “Meetings and Amendments” below.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity at the option of Brazil or the registered holders of these debt securities.

Brazil may at any time purchase debt securities in any manner and for any consideration. These debt securities purchased by Brazil may, at its discretion, be held, resold or cancelled.

Meetings and Amendments

General. A meeting of holders of debt securities of any series may be called at any time:

♦	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

♦	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Brazil may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting will be held at the time and place determined by Brazil. If an event of default occurs and Brazil or the holders of at least 10% in aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding debt securities” does not include:

♦	previously canceled debt securities;

♦	debt securities called for redemption;

♦	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

♦	debt securities of a series, which have been substituted with another series of debt securities; and

♦	except in the case of any series of debt securities that has been designated Collective Action Securities, debt securities held directly by Brazil or on its behalf.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 to 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

Voting; Quorum. A person that holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities shall constitute a quorum.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting may be adjourned for a period of at least 10 days as determined by the chairman of the meeting. If the meeting is convened at the request of the holders, however, then the meeting shall be dissolved.

In the absence of a quorum at a reconvening of a previously adjourned meeting, this meeting may be further adjourned for a period of at least 10 days as determined by the chairman of the meeting. Notice of the reconvening of an adjourned meeting shall be given only once. This notice shall state expressly the percentage of the principal amount of the outstanding debt securities of that series which shall constitute a quorum. Subject to the foregoing, at the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

In addition, any meeting at which a quorum is present may be adjourned by the vote of a majority of the principal amount of the outstanding debt securities of the series represented at the meeting, and the meeting may be held as so adjourned without further notice.

If a quorum is present at the meeting, any resolution and all matters shall be effectively passed or decided by the vote of the persons entitled to vote 66 2/3% in aggregate principal amount of the outstanding debt securities of such series represented and voting at the meeting, except as described below.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

♦	the proof of the holding of debt securities of a series;

♦	the adjournment and chairmanship of such meeting;

♦	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

♦	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman. The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If Brazil or the holders of the debt securities of a series called the meeting, however, then Brazil or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy.

Record. A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Brazil and another to the fiscal agent to be preserved by the fiscal agent.

Amendments. (The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Amendments and Waivers” below for a description of the corresponding terms of Collective Action Securities). Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with

♦	the affirmative vote, in person or by proxy, of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting; or

♦	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of a series:

(i) if both Brazil and the fiscal agent agree, they may modify, amend or supplement the terms of the debt securities of that series or, insofar as it affects the debt securities of that series, the fiscal agency agreement, in any way and (ii) holders of debt securities of that series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of that series to be made, given or taken by holders of debt securities of that series.

The written consent or affirmative vote of the holder of each debt security of an affected series is required to:

♦	change the due date for the payment of the principal of, or any installment of interest on, any debt security of that series;

♦	reduce the principal amount of any debt security of that series;

♦	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of any debt security of that series;

♦	reduce the interest rate on any debt security of that series;

♦	change the currency in which any amount in respect of the debt securities of that series is payable;

♦	change Brazil’s obligation to pay additional amounts under the debt securities of that series; or

♦	reduce the proportion of the principal amount of the debt securities of that series that is required:

à	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series, or

à	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

If both Brazil and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

♦	adding to the covenants of Brazil;

♦	surrendering any right or power conferred upon Brazil;

♦	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

♦	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

♦	amending the fiscal agency agreement or the debt securities of that series in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Judgment Currency

If a court or arbitral tribunal renders a judgment or order in respect of amounts due to a holder of a debt security and this judgment or order permits Brazil to pay those amounts in a currency (the “judgment currency”) other than the currency in which the debt security is denominated (the “debt security currency”), Brazil will pay any deficiency arising or resulting from any variation in the rates of exchange between the date as of which the amount in the debt security currency is notionally converted into the amount in the judgment currency for the purposes of this judgment or order and the date of actual payment of this judgment or order.

Tax Withholding; Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities by Brazil will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges imposed, levied, collected, withheld or assessed by or within Brazil or any authority of or within Brazil having power to tax (together, “Taxes”), unless that withholding or deduction is required by law. In that event, Brazil shall pay those additional amounts that will result in receipt by the holders of debt securities of the amounts that would have been received by them had that withholding or deduction not been required, except that no additional amounts shall be payable with respect to any debt security:

♦	to a holder (or a third party on behalf of a holder) where that holder is liable to pay those Taxes in respect of any debt security by reason of that holder’s having some connection with Brazil other than the mere holding of that debt security or the receipt of principal and interest in respect of that debt security;

♦	presented for payment more than 30 days after the Relevant Date (see below) except to the extent that the holder of that debt security would have been entitled to additional amounts on presenting the same for payment on the last day of that 30-day period; or

♦	to the extent that the Taxes to which those additional amounts relate would not have been imposed but for the failure of the holder or beneficial owners of that debt security to comply with any certification, identification or other reporting requirements concerning the nationality, residence or connection with Brazil or any political subdivision or taxing authority of or in Brazil (other than a requirement that has the effect of disclosing the nationality, residence or identity of a beneficial owner of that debt security to Brazil, any paying agency or any governmental authority), of that holder or beneficial owner, as a precondition to exemption from those Taxes.

The term “Relevant Date” in respect of any debt security means the later of:

♦	the date on which payment in respect of the debt security first becomes due and payable; or

♦	if the full amount of the money payable has not been received by the fiscal agent on or prior to that due date, the date on which notice is given to the holders of debt securities that the full amount of those moneys has been received and is available for payment.

Any reference in this section to “principal” and/or “interest” includes any additional amounts which may be payable under the debt securities.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

♦	the depositary notifies Brazil that it is unwilling, unable or no longer qualified to continue to act as depositary and Brazil does not appoint a successor depositary within 90 days;

♦	at any time Brazil decides it no longer wishes to have all or part of the debt securities represented by a global security; or

♦	an event of default has occurred and is continuing with respect to the series of debt securities represented by the global security.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

♦	only in fully registered form;

♦	without interest coupons; and

♦	in denominations of $1,000 and greater multiples.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

♦	You cannot get debt securities registered in your name for so long as they are represented by the global security;

♦	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

♦	You will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

♦	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

♦	All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Brazil has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, Brazil is not responsible for maintaining, supervising or reviewing those records or payments. Brazil has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

COLLECTIVE ACTION SECURITIES

Brazil may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Such Collective Action Securities may be designated “Type A” or “Type B” or have no designation as to “Type”. This designation as to “Type” is only relevant for determining the threshold for approving certain reserved matters, as described more fully under “—Amendments and Waivers” below.

Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities – Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Brazil receives written notice of the declaration, unless Brazil has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Brazil, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

♦	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

♦	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 85% (in the case of Collective Action Securities designated “Type A” or having no designation as to “Type”) or 75% (in the case of Collective Action Securities designated “Type B”) in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

♦	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

♦	reduce the principal amount of the debt securities of that series;

♦	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

♦	reduce the interest rate of the debt securities of that series;

♦	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

♦	permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Brazil is not permitted to redeem the debt securities of that series;

♦	change the definition of “outstanding” with respect to the debt securities of that series;

♦	change Brazil’s obligation to pay any additional amounts under the debt securities of that series;

♦	change the governing law provision of the debt securities of that series;

♦	change Brazil’s appointment of an agent for the service of process, agreement not to raise certain defenses based on its sovereign immunity or agreement to submit to arbitration in respect of disputes relating to the debt securities of that series;

♦	change the status of the debt securities of that series, as described under “Debt Securities—Status of the Debt Securities” above;

♦	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

♦	reduce the proportion of the principal amount of the debt securities of that series that is required:

à	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

à	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Brazil refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 85% (in the case of Collective Action Securities designated “Type A” or having no designation as to “Type”) or 75% (in the case of Collective Action Securities designated “Type B”) in aggregate principal amount of the outstanding debt securities) agrees to the change.

If both Brazil and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

♦	adding to the covenants of Brazil;
♦	surrendering any right or power conferred upon Brazil;

♦	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

♦	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

♦	amending the fiscal agency agreement or the debt securities of that series in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by Brazil or any public sector instrumentality of Brazil will be disregarded and deemed not to be “outstanding,” except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank, any department, ministry or agency of the federal government of Brazil or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Brazil or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Except as specifically set forth herein, the other terms set forth under “Debt Securities – Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Brazilian law, Brazil may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Brazil may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

WARRANTS

Brazil may issue warrants or other similar securities, either separately or together with debt securities, that would entitle the holder to purchase debt securities or obligate Brazil to repurchase or exchange debt securities. If Brazil issues any warrants, each issue of warrants will be issued under a warrant agreement between Brazil and a bank or trust company, as warrant agent. The terms of any warrant agreement related to the issue of warrants and the specific terms of the issue of warrants will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants or other similar securities will describe the following terms:

♦	the terms listed under the heading “Debt Securities” as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

♦	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price of those debt securities;

♦	the amount and type of debt securities that you may obligate Brazil to purchase or exchange if you exercise your warrants or other securities and the purchase price for those debt securities;

♦	the procedures you must follow and the conditions you must satisfy to exercise your warrants or other securities;

♦	the dates on which your right to exercise your warrants or other securities begins and expires;

♦	whether and under what conditions Brazil may cancel or terminate your warrants or other securities;

♦	whether and when your warrants or other securities and any debt securities issued together with your warrants or other securities may be sold or transferred separately;

♦	whether the certificates that represent the warrants or other securities will be issued in registered or bearer form, whether they will be exchangeable as between such forms and, if issued in registered form, whether the warrants or other securities can be transferred and registered;

♦	any special United States federal income tax considerations applicable to the issuance of your warrants or other securities; and

♦	any other terms of such warrants or other securities.

GOVERNING LAW

The fiscal agency agreement, the warrant agreement, the debt securities and the warrants will be governed by and interpreted in accordance with the laws of the State of New York, without regard to any conflicts-of-laws principles that would require the application of the laws of a jurisdiction other than the State of New York. The laws of Brazil will govern all matters concerning authorization and execution of the securities by Brazil.

ARBITRATION AND ENFORCEABILITY

Under Brazilian law, Brazil is prohibited from submitting to the jurisdiction of a foreign court for the purposes of adjudication on the merits in any dispute, controversy or claim against Brazil arising out of or relating to the securities. Brazil has agreed, however, that any dispute, controversy or claim arising out of or relating to the securities (other than any action arising out of or based on United States federal or state securities laws), including the performance, interpretation, construction, breach, termination or invalidity of the securities, shall be finally settled by arbitration in New York, New York.

Under the terms of the securities, a holder of any security is deemed to have agreed to the use of arbitration to resolve any dispute, controversy or claim against Brazil arising out of or relating to the securities (other than any action arising out of or based on United States federal or state securities laws) unless such holder elects to bring such claim in an action in Brazil.

The decision of any arbitral tribunal shall be final to the fullest extent permitted by law. Brazil has agreed that any New York court lawfully entitled to do so may enter a judgment recognizing such an arbitral award. Brazil has agreed that in any arbitration or related legal proceedings for the conversion of an arbitral award into a judgment, it will not raise any defense that it could not raise but for the fact that it is a sovereign state and has consented to the jurisdiction of the United States District Court for the Southern District of New York for the limited purpose of converting into a judgment an arbitral award rendered against Brazil in New York. The realization upon an arbitral award rendered against Brazil would depend upon the application of the United States Foreign Sovereign Immunities Act of 1976, as amended (the “FSIA”).

Brazil has not otherwise consented to the jurisdiction of any court outside Brazil in connection with actions arising out of or based on the securities, has not appointed any agent for service of process other than for the purpose of converting an arbitral award into a judgment, and has not agreed to waive any defense of sovereign immunity to which it may be entitled in any action other than its immunity from jurisdiction in an action to recognize an arbitral award or in an action brought in Brazil. Brazil has agreed that any process or other legal summons in connection with obtaining judicial acceptance of any arbitral award in the United States District Court for the Southern District of New York may be served upon it by delivery to the Advogado Geral da União (Attorney General) of Brazil of letters rogatory or by any other means permissible under the laws of the State of New York and Brazil.

Because Brazil has not waived its sovereign immunity in connection with any action brought outside Brazil arising out of or relating to the securities (including without limitation any action arising out of or based on United States federal or state securities law) other than in the limited circumstances described above in connection with an action for the judicial recognition of an arbitral award, it will not be possible to obtain a United States judgment against Brazil unless a court were to determine that (i) Brazil is not entitled under the FSIA to sovereign immunity with respect to such actions and (ii) the matter should not be referred to arbitration as contemplated by the securities. Any judgment rendered against Brazil by a court outside Brazil in an action in which Brazil has not submitted to the jurisdiction of such court or otherwise expressly waived its defense of sovereign immunity would not be enforceable against Brazil under its laws.

The enforcement by a Brazilian court of a foreign arbitral award is subject to the recognition of such award by the Federal Supreme Court of Brazil. The Federal Supreme Court will recognize such an award if all of the required formalities are observed and the award does not contravene Brazilian national sovereignty, public policy and “good morals”. Under Article 100 (formerly Article 67) of the Civil Code of Brazil, the public property of the Republic located in Brazil is not subject to execution or attachment, either prior to or after judgment. The execution of an arbitral award against the Republic in Brazil is only available in accordance with the procedures set forth in Article 730 et seq. of the Brazilian Civil Procedure Code, which envisions the registration of the recognized award for inclusion in the budget for payment in a subsequent fiscal year of the Republic.

Pursuant to legislation adopted in 1996, the constitutionality of which has been upheld by the Federal Supreme Court, recognition of foreign arbitral awards for purposes of enforcement in Brazil may be sought directly in the Federal Supreme Court without the need to first convert the arbitral award into a judgment in the place of arbitration.

Notwithstanding the foregoing, a holder of any security may institute legal proceedings against Brazil in the federal courts of Brazil, and Brazil has waived any immunity from jurisdiction or execution of judgment in Brazil (except for the limitation on alienation of public property referred to in Article 100 of the Civil Code of Brazil) to which it might otherwise be entitled in any such proceeding.

PLAN OF DISTRIBUTION

Brazil may sell any combination of the debt securities and/or warrants or other similar securities in any of three ways:

♦	through underwriters or dealers;

♦	directly to one or more purchasers; or

♦	through agents.

Each prospectus supplement will set forth:

♦	the name or names of any underwriters or agents;

♦	the purchase price of the securities of that series;

♦	the net proceeds to Brazil from the sale of these securities;

♦	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

♦	any initial public offering price;

♦	any discounts or concessions allowed or reallowed or paid to dealers; and

♦	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute these securities on a firm commitment basis. In this case, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Brazil may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Brazil may also sell securities of any series directly to the public or through agents designated by Brazil from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

Brazil may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Brazil under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Brazil may offer the securities of any series to present holders of other securities of Brazil as consideration for the purchase or exchange by Brazil of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Brazil may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Brazil in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants or other similar securities will be passed upon for Brazil by a Deputy Attorney General of the National Treasury, or another duly authorized attorney of the Office of the Attorney General of the National Treasury and by Arnold & Porter LLP, United States counsel to Brazil, and for the underwriters, if any, by United States counsel and Brazilian counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Brazilian law, Arnold & Porter LLP may rely on the opinion of the Deputy Attorney General of the National Treasury (or such other attorney of the Office of the Attorney General of the National Treasury). As to all matters of United States law, the Deputy Attorney General of the National Treasury (or such other attorney of the Office of the Attorney General of the National Treasury) may rely on the opinion of Arnold & Porter LLP. Certain statements with respect to matters of Brazilian law in this prospectus have been passed upon by the Deputy Attorney General of the National Treasury, and are made upon his authority.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Brazil or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Brazil. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Finance.

AUTHORIZED REPRESENTATIVE

The authorized representative of Brazil in the United States of America is the Ambassador of Brazil to the United States of America, whose address is:

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008.

THE ISSUER

The Federative Republic of Brazil

Ministry of Finance

Secretaria do Tesouro Nacional

Esplanada dos Ministérios

Brasília, DF

Brazil

FISCAL AGENT, REGISTRAR, PAYING AND TRANSFER AGENT

JPMorgan Chase Bank, N.A.

International Trust Services

4 New York Plaza, 15th Floor

New York, New York 10004

United States

PAYING AGENTS AND TRANSFER AGENTS

JPMorgan Chase Bank, N.A. Trinity Tower 9, Thomas More Street London EW 1YT, England	J.P. Morgan Bank Luxembourg S.A. 5 Rue Plaetís L-2338 Luxembourg Luxembourg

LEGAL ADVISORS

To Brazil, as to U.S. law: Arnold & Porter LLP 399 Park Avenue New York, New York 10022 United States	To the underwriters, as to U.S. law: Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States

To Brazil, as to Brazilian law: Manoel Felipe Rêgo Brandão Procurador-Geral da Fazenda Nacional Esplanada dos Ministérios Brasília, DF Brazil	To the underwriters, as to Brazilian law: Pinheiro Neto Advogados Rua Boa Vista, 254, 9th Floor 01014-907 São Paulo, São Paulo Brazil

LISTING AGENT J.P. Morgan Bank Luxembourg S.A. 5 Rue Plaetís L-2338 Luxembourg Luxembourg

€500,000,000

Federative Republic of Brazil

7.375% Global Bonds due 2015

PROSPECTUS SUPPLEMENT

BNP PARIBAS

Deutsche Bank

Millennium bcp investimento

Landesbank Baden-Württemberg

January 20, 2005